                                                                   Exhibit 99.33

TRANSITION THERAPEUTICS INC.

TO OUR SHAREHOLDERS

Our overall strategy has been to build Transition into a sustainable biotech company focused on developing multiple products for large disease indications. Recently, a series of key events including a strategic acquisition, the progress of our current clinical trials and the advancement of an additional product into clinical development have brought that evolution closer to fruition.

During the three months ended September 30, 2005, and up to the date of this letter, the Company achieved the following significant milestones:

- Acquired the Optimol(TM) Lead Discovery technology, a patented, state-of-the-art drug discovery system that will enable the Company to identify and optimize lead compounds in considerably less time than the current industry standard. In addition, the Company has acquired a pipeline of lead drug candidates targeting osteoporosis and cancer as well as a discovery program;

- Commenced patient enrolment in an exploratory Phase IIa clinical trial for its lead regenerative therapy E1- I.N.T.(TM) in type II diabetes patients;

- Commenced patient enrolment for a Phase I/II clinical trial for its second Interferon Enhancing Therapy product, HCV-I.E.T., in patients with hepatitis C;

- Commenced the clinical development of the Alzheimer's disease lead product AZD-103, a promising disease-modifying therapeutic candidate for the treatment of Alzheimer's disease;

- Received the first anniversary payment of $475,000 from the sale of its subsidiary, Stem Cell Therapeutics Inc. To date, Transition has received $800,000 in cash payments and is entitled to anniversary payments totalling $2.7 million over the next three years plus royalties on product sales;

- Published positive preclinical efficacy data with lead regenerative product E1-I.N.T.(TM) in the September issue of the journal, "Diabetes";

- A study demonstrating E1- I.N.T.(TM) can stimulate the regeneration of human islet cells implanted into mice, was published in abstract form in the September issue of the "Canadian Journal of Diabetes";

- The Company was issued US patent #6,908,611 claiming the use of Transition's interferon enhancer EMZ702 and interferons for the treatment of viral diseases, including the hepatitis C virus. The Company's patent portfolio currently includes 11 issued patents and patent applications pending in multiple jurisdictions throughout the world.

STRATEGIC ACQUISITION

Subsequent to the end of the quarter, Transition acquired the Optimol(TM) lead molecule discovery system together with a pipeline of drug candidates targeting osteoporosis and cancer, and a discovery program identifying lead candidates for five of the most sought after disease targets in clinical development today.

OPTIMOL(TM) TECHNOLOGY

TRANSITION THERAPEUTICS INC.

Optimol(TM) is a patented technology that identifies and optimizes lead compounds in about six months which is considerably less time than industry standards. The speed, accuracy and flexibility of the Optimol(TM) technology has been validated through the successful completion of multiple screening studies for large pharmaceutical companies across a wide variety of drug targets. The Optimol(TM) technology is covered by 13 issued patents. With the Optimol(TM) technology, Transition is well-positioned to effectively compete with large pharmaceutical and biotech companies for the development of therapeutics to validated disease targets.

PIPELINE OF LEAD CANDIDATES

The acquired pipeline of lead candidates were identified and optimized with the Optimol(TM) technology and include selective estrogen receptor modulators (SERMs) and EphB2 kinase inhibitors. SERMs are the leading marketed products for osteoporosis and breast cancer treatment. By potentially reducing drug-related adverse events, these new SERM lead candidates show promise to provide significant advantages over the currently marketed products. EphB2 kinase inhibitors have potential as a treatment for gliomas, a form of brain cancer. Transition is committed to designing a clinical development path for these compounds thereby facilitating their future development and partnership.

DISCOVERY PROGRAM FOR HIGH VALUE LEAD COMPOUNDS

With the pharmaceutical industry's increasing demand for new products, there is a premium for specific classes of lead candidates targeting high-value drug targets. As part of this transaction, Transition is assuming a program identifying lead compounds to five of the most sought-after drug targets in clinical development today. These include inhibitors to cardiovascular targets: renin and cholesterol ester transfer protein, anemia target: hypoxia induced factor prolyl hydroxylase, Alzheimer's disease targets: beta secretase and amyloid beta peptide aggregation. Products inhibiting these drug targets have the potential to provide significant benefit over currently marketed multi-billion-dollar therapeutics.

This acquisition is fundamental to the Company's growth as it enables the Company to meet the pharmaceutical industry's increasing demand for new products. New oral drug candidates generated by this world-class drug discovery engine will create opportunities for partnerships with major pharmaceutical companies as well as replenish our own development pipeline. The end result will be a vertically integrated company with new short-term revenues from early pharmaceutical partnerships and greater potential for long-term royalty income from a growing stable of products.

ADVANCEMENT OF CLINICAL PROGRAMS

In the fiscal first quarter, patient enrolment commenced for an exploratory Phase IIa trial of our lead diabetes regenerative product, E1- I.N.T.(TM) in type II diabetes patients. Enrolment for the E1-I.N.T.(TM) exploratory Phase IIa clinical trial is proceeding in type I diabetes patients. These two clinical trials will be evaluating

TRANSITION THERAPEUTICS INC.

efficacy, safety and tolerability of a 28-day course of daily E1- I.N.T.(TM) treatments with a six month follow-up.

During the quarter, patient enrolment also commenced for a Phase I/II clinical trial of Transition's second Interferon Enhancing Therapy, HCV-I.E.T. in hepatitis C patients. HCV-I.E.T. is a combination of interferon-alpha, ribavirin and Transition's interferon enhancer EMZ702. This trial will evaluate the ability of HCV-I.E.T. to produce a positive therapeutic response in patients who have failed current leading hepatitis C therapies. Interim data from this trial is expected in the second quarter of fiscal 2006.

Enrolment in the Phase II clinical trial for our first Interferon Enhancing Therapy product, MS-I.E.T., which is a combination of interferon-beta and Transition's interferon enhancer EMZ701, is proceeding in patients with relapsing/remitting MS. The reporting of clinical data from this trial is expected in the first half of fiscal 2007.

Subsequent to the quarter end, we jointly announced with Ellipsis Neurotherapeutics Inc. the commencement of clinical development for lead Alzheimer's disease product AZD-103. The AZD-103 compound is a promising disease-modifying therapeutic candidate for the treatment of Alzheimer's disease. This unique class of therapeutics provides significant advantages over the current products on the market which only treat disease symptoms. An IND submission for a Phase I clinical trial is expected in the second quarter of fiscal 2006. In parallel, additional preclinical studies will commence to support a Phase II trial expected to begin in the first quarter of fiscal 2007.

OUTLOOK

We continue to assemble a set of key assets that strongly position Transition to create a dynamic pipeline of products targeting large disease indications. In the near future, we will report interim data from the clinical trials of our lead diabetes and hepatitis C products. The Alzheimer's disease lead product, AZD-103, will be developed with an IND submission expected by the end of the next quarter. With the addition of the Optimol(TM) lead discovery technology, Transition has a source of high-value drug candidates to replenish the development pipeline and provide additional opportunity for partnership with major pharmaceutical companies.

We look forward to updating the shareholders on the advancement of these many important initiatives.


/s/ Dr. Tony Cruz
------------------------------------
Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.

TRANSITION THERAPEUTICS INC.

TO THE SHAREHOLDERS OF TRANSITION THERAPEUTICS INC.

The consolidated balance sheet of Transition Therapeutics Inc. as at September 30, 2005 and the consolidated statements of loss and deficit and cash flows for the period then ended have not been reviewed by the Company's auditors, Ernst & Young LLP. These financial statements are the responsibility of management and have been reviewed and approved by the Company's Audit Committee.

TRANSITION THERAPEUTICS INC.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

                                           SEPTEMBER 30,     JUNE 30,
                                                2005           2005
                                                 $              $
                                           -------------   -----------
ASSETS
CURRENT
Cash and cash equivalents [note 3]           18,041,813      6,598,221
Short-term investments                               --     14,000,748
Receivables                                      39,184        170,116
Investment tax credits receivable               616,339        566,339
Research inventory                              733,521        709,444
Prepaid expenses and other assets               565,409        275,365
Deposits                                        125,397        132,159
                                            -----------    -----------
TOTAL CURRENT ASSETS                         20,121,663     22,452,392
                                            -----------    -----------
Long-term research inventory                  1,641,301      1,872,643
Deferred charges                                122,832        125,040
Capital assets, net [note 4]                    522,074        453,166
Technology [note 5]                          10,313,617     12,310,463
Investment [note 6]                           2,035,388      2,121,566
Assets transferred under contractual
   arrangement [note 7]                         455,274      1,128,461
                                            -----------    -----------
                                             35,212,149     40,463,731
                                            ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities      1,192,058      2,150,933
Current portion of deferred revenue             465,107        465,107
Current portion of obligation under
   capital leases                                17,019         17,019
                                            -----------    -----------
TOTAL CURRENT LIABILITIES                     1,674,184      2,633,059
                                            -----------    -----------
Deferred revenue                              1,695,161      1,727,972
Liability to ENI subject to guaranteed
   share value obligation [note 6]              815,000        820,900
Liabilities transferred under
   contractual arrangement [note 7]              34,539         34,539
Obligation under capital leases                  48,791         48,791
Leasehold inducement                             25,722             --
                                            -----------    -----------
TOTAL LIABILITIES                             4,293,397      5,265,261
                                            -----------    -----------
Commitments [note 10]
Guarantees [note 11]
Subsequent events [note 12]

SHAREHOLDERS' EQUITY
Share capital
   Common shares [note 8[b]]                 77,254,351     77,254,351
   Contributed surplus [note 8[d]]            3,179,465      2,811,966
   Stock options [note 8[d]]                    418,699        743,628
   Warrants [note 8[c]]                         486,615        486,615
   Exchange Rights [note 8[e]]                  388,000        388,000
Deficit                                     (50,808,378)   (46,486,090)
                                            -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                   30,918,752     35,198,470
                                            -----------    -----------
                                             35,212,149     40,463,731
                                            ===========    ===========

See accompanying notes

TRANSITION THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

                                                 THREE-MONTH     Three-month
                                                 PERIOD ENDED    period ended
                                                SEPTEMBER 30,   September 30,
                                                     2005            2004
                                                      $               $
                                                -------------   -------------
REVENUES
Management fees [note 6]                              82,090              --
Licensing fees                                        32,811          10,937
                                                 -----------     -----------
                                                     114,901          10,937
                                                 -----------     -----------
EXPENSES
Research and development, net of investment
   tax credits of $50,000 [2004-$40,000]           1,479,694         758,852
General and administrative                           692,313         600,944
Amortization                                       2,010,331       2,157,579
Foreign exchange loss (gain)                         (15,889)          3,067
Loss on disposal of capital assets                     3,969              --
                                                 -----------     -----------
                                                   4,170,418       3,520,442
                                                 -----------     -----------
Loss before the following                         (4,055,517)     (3,509,505)
Interest income, net                                  93,784         104,505
Equity loss in affiliate                            (162,368)             --
Losses of company transferred under
   contractual arrangement                          (198,187)             --
                                                 -----------     -----------
Loss before income taxes                          (4,322,288)     (3,405,000)
                                                 -----------     -----------
Recovery of (provision for) income taxes
   Current                                                --              --
   Future                                                 --         861,559
                                                 -----------     -----------
NET LOSS FOR THE PERIOD                           (4,322,288)     (2,543,441)
                                                 -----------     -----------
DEFICIT, BEGINNING OF PERIOD, AS ORIGINALLY
   PRESENTED                                     (46,486,090)    (32,217,802)
Adjustment for change in accounting policy
   related to stock-based compensation
   [note 2]                                               --         (45,180)
                                                 -----------     -----------
DEFICIT, BEGINNING OF PERIOD, RESTATED                    --     (32,262,982)
                                                 -----------     -----------
DEFICIT, END OF PERIOD                           (50,808,378)    (34,806,423)
                                                 ===========     ===========
BASIC AND FULLY DILUTED NET LOSS PER COMMON
   SHARE [note 8[b][i]]                               $(0.04)         $(0.02)
                                                 ===========     ===========

See accompanying notes

TRANSITION THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

                                                 THREE-MONTH     Three-month
                                                 PERIOD ENDED    period ended
                                                SEPTEMBER 30,   September 30,
                                                     2005            2004
                                                      $               $
                                                -------------   -------------
OPERATING ACTIVITIES
Net loss for the period                          (4,322,288)     (2,543,441)
Add (deduct) items not involving cash:
   Amortization of capital assets                    26,702          23,191
   Amortization of technology                     1,996,846       2,146,066
   Amortization of leasehold inducement                  --            (925)
   Acquisition of leasehold inducement               25,722              --
   Write-off of research inventory                   15,422              --
   Provision for (recovery of) income taxes-
      future                                             --        (861,559)
   Stock-based compensation expense                  42,570          40,944
   Equity loss in affiliate [note 6]                162,368              --
   Losses of company transferred under
      contractual arrangement [note 7]              198,187              --
   Loss on disposal of capital assets                 3,969              --
   Investment in ENI                                (82,090)
                                                 ----------      ----------
                                                 (1,932,592)     (1,195,724)
Net change in operating assets and
   liabilities [note 9]                            (999,985)        512,632
                                                 ----------      ----------
CASH USED IN OPERATING ACTIVITIES                (2,932,577)       (683,092)
                                                 ----------      ----------
INVESTING ACTIVITIES
Maturity of short-term investments               14,000,748              --
Purchase of capital assets                         (102,591)         (2,419)
Proceeds on disposal of capital assets                3,012              --
Cash received under contractual arrangement         475,000              --
                                                 ----------      ----------
CASH PROVIDED BY INVESTING ACTIVITIES            14,376,169          (2,419)
                                                 ----------      ----------
FINANCING ACTIVITIES
Repayment of obligation under capital leases             --            (759)
Proceeds from issuance of common shares, net             --       6,412,026
                                                 ----------      ----------
CASH PROVIDED BY FINANCING ACTIVITIES                    --       6,411,267
                                                 ----------      ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS
   DURING THE PERIOD                             11,443,592       5,725,756
Cash and cash equivalents, beginning of
   period                                         6,598,221      17,641,155
                                                 ----------      ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD         18,041,813      23,366,911
                                                 ==========      ==========

See accompanying notes

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2005

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. [the "Company"] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company's lead technologies are focused on the treatment of diabetes, multiple sclerosis, hepatitis C and Alzheimer's disease.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the June 30, 2005 annual consolidated financial statements. These interim consolidated financial statements have been prepared using the same accounting principles used in the annual audited consolidated financial statements for the year ended June 30, 2005.

2. STOCK BASED COMPENSATION PLANS

In November 2003, the Canadian Institute of Chartered Accountants ("CICA") amended CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. Effective July 1, 2004, the Company adopted the recommendations of the amended CICA Handbook
Section 3870, which will result in the fair value method of accounting being used for all stock-based compensation. The standard has been applied on a retroactive basis. During the three-month period ended September 30, 2004, the cumulative impact of stock-based compensation for the fiscal years ended June 30, 2004 and 2003 was recognized in the consolidated financial statements as an adjustment to opening deficit. The impact of the adoption was a one time increase to deficit of $45,180, to stock options of $39,755 and to common shares of $5,425.

3. CASH AND CASH EQUIVALENTS

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2005

Substantially all of the Company's cash equivalents are invested in short-term investment funds that invest in commercial paper and short-term debt with a rating of R-1 or higher. The annualized rate of return on these funds for the three-month period ended September 30, 2005 was 2.12% [June 30, 2005 - 2.32%].

Included in cash and cash equivalents at September 30, 2005 is cash denominated in U.S. dollars of U.S. $71,814 [June 30, 2005 - U.S. $82,644].

4. CAPITAL ASSETS

Capital assets consist of the following:

                                          SEPTEMBER 30, 2005
                                 -----------------------------------
                                                              NET
                                              ACCUMULATED    BOOK
                                   COST      AMORTIZATION    VALUE
                                     $             $           $
                                 ---------   ------------   --------
Computer equipment                 159,384       87,578       71,806
Office equipment and furniture     238,806       95,788      143,018
Laboratory equipment               525,654      274,591      251,063
Leasehold improvements             115,037       58,850       56,187
                                 ---------      -------      -------
                                 1,038,881      516,807      522,074
                                 =========      =======      =======

                                            June 30, 2005
                                 ----------------------------------
                                                             Net
                                             Accumulated    book
                                   Cost     amortization    value
                                    $             $           $
                                 --------   ------------   --------
Computer equipment               151,024       101,007       50,017
Office equipment and furniture   237,451        98,579      138,872
Laboratory equipment             525,654       261,377      264,277
Leasehold improvements            58,139        58,139           --
                                 -------       -------      -------
                                 972,268       519,102      453,166
                                 =======       =======      =======

Included in the value of computer equipment and office equipment and furniture at September 30, 2005 is equipment under capital lease with a cost of $99,934 [June 30, 2005 - $113,434] and accumulated amortization of $32,083 [June 30, 2005 - $37,821].

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2005

5. TECHNOLOGY

Technology consists of the following:

                                           SEPTEMBER 30, 2005
                                 --------------------------------------
                                                                 NET
                                               ACCUMULATED      BOOK
                                    COST      AMORTIZATION      VALUE
                                      $             $             $
                                 ----------   ------------   ----------
Acquired on acquisition of
   Waratah Pharmaceuticals
   Inc. ("Waratah")              39,799,917    29,518,271    10,281,646
Acquired from Biogenesys, Inc.      137,000       105,029        31,971
                                 ----------    ----------    ----------
                                 39,936,917    29,623,300    10,313,617
                                 ==========    ==========    ==========

                                              June 30, 2005
                                 --------------------------------------
                                                                 Net
                                               Accumulated      book
                                    Cost      amortization      value
                                      $             $             $
                                 ----------   ------------   ----------
Acquired on acquisition of
   Waratah                       39,799,917    27,528,275    12,271,642
Acquired from Biogenesys, Inc.      137,000        98,179        38,821
                                 ----------    ----------    ----------
                                 39,936,917    27,626,454    12,310,463
                                 ==========    ==========    ==========

The amortization to be taken on the technology by fiscal year is as follows:

            $
       ----------
2006    7,987,383
2007    4,323,080
       ----------
       12,310,463
       ==========

6. INVESTMENT

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2005

The investment consists of the following:

                                 SEPTEMBER 30, 2005   JUNE 30, 2005
                                          $                 $
                                 ------------------   -------------
Investment in Ellipsis
   Neurotherapeutics Inc.            2,381,382          2,305,192
Equity losses in investment           (345,994)          (183,626)
                                     ---------          ---------
INVESTMENT IN ELLIPSIS
   NEUROTHERAPEUTICS INC.            2,035,388          2,121,566
                                     =========          =========

Effective November 4, 2004, the Company acquired a 17% interest in Ellipsis Neurotherapeutics Inc. ["ENI"] with the potential to increase this interest to approximately 52% through a share exchange at the option of certain ENI shareholders and consideration for the Company's management services. ENI is developing a series of compounds for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received 2,400,000 ENI common shares, in exchange for [i] 884,956 common shares of the Company [the "Acquired Shares"], [ii] $1,000,000 in cash, and [iii] 4,000,000 exchange rights [the "Exchange Rights"]. Each Exchange Right allows the holder to convert one ENI common share into 0.8264 common shares of the Company, until they expire on February 4, 2006.

With respect to the Acquired Shares, if at the second anniversary of the agreement, the aggregate of the total proceeds from any sale of the Acquired Shares and the fair market value of the Acquired Shares retained [at this time] by ENI is less than $1,000,000, then the Company will compensate ENI for any deficiency. As a result of this obligation the Company has assigned a nominal value to the shares issued and has recorded a liability, net of the Company's interest.

In addition, through leading the development of the ENI products, the Company will also have the potential to earn up to 1,600,000 ENI common shares, over the 24-month period ending November 4, 2006, through the achievement of milestones. The fair value of any ENI common shares earned will be recorded as revenue at the time the milestone is achieved. During the three-month period ended September 30, 2005, the Company achieved the first milestone and earned 100,000 ENI common shares. The fair value of the ENI common shares has been recorded as management fee revenue and the investment in ENI has increased to 18.5% accordingly.

Included in the carrying value of the Company's investment in ENI is an amount of $149,467 which represents the excess of acquisition costs over the Company's share of the net book value of ENI.

7. ASSETS AND LIABILITIES TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2005

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction has not been recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT have not been transferred to the purchaser under the terms of the share purchase agreement. In addition, the Company does not anticipate that the transaction will qualify for sale accounting within the next twelve months. Therefore, the Company has not reclassified the assets and liabilities of SCT as held for sale as at September 30, 2005, but has reclassified the assets and liabilities as transferred under a contractual arrangement. In the future, if circumstances change such that a transfer of the risks and rewards to the purchaser is expected within the next twelve months, the Company will reclassify SCT's assets and liabilities as held for sale at that time.

During the three-month period ended September 30, 2005, the Company received the first anniversary payment of $475,000 in cash. Total payments received to date in the amount of $800,000, net of disposition costs of $58,403, have been recorded against the assets transferred.

SCT incurred losses of $198,187 during the three-month period ended September 30, 2005 which have been recorded as losses of company transferred under contractual arrangement with the corresponding amount reducing assets transferred under contractual arrangement. Total SCT losses to date are $804,430.

The following table shows the changes in the Company's interest in the net assets of SCT during the period from October 4, 2004 to September 30, 2005:

                                     $
                                 ---------
NET ASSETS AT OCTOBER 4, 2004    1,966,762
Payments received, net of
   disposition costs              (741,597)
                                 ---------
                                 1,225,165
Equity losses incurred to date    (804,430)
                                 ---------
NET ASSETS AT SEPTEMBER 30,
   2005                            420,735
                                 =========

8. SHARE CAPITAL

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2005

[A] AUTHORIZED

     As at September 30, 2005, the authorized share capital of the Company consists of unlimited common shares with no par value. The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

[B] ISSUED AND OUTSTANDING AND CHANGES DURING THE PERIOD

COMMON SHARES                     #             $
-------------                -----------   ----------
BALANCE, JUNE 30, 2005 AND
   SEPTEMBER 30, 2005        120,096,077   77,254,351
                             ===========   ==========

[i] The weighted average number of common shares used in the computation of basic and fully diluted net loss per common share for the three-month period ended September 30, 2005 is 120,096,077 [three-month period ended September 30, 2004 - 108,078,907].

     For the three-month period ended September 30, 2005, 719,174 [three-month period ended September 30, 2004 - 780,764] contingently returnable common shares were excluded from the basic and fully diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

[C] SHARE PURCHASE WARRANTS AND AGENTS' WARRANTS

SHARE PURCHASE WARRANTS          #          $
-----------------------      ---------   -------
SHARE PURCHASE WARRANTS
   OUTSTANDING, JUNE 30,
   2005 AND SEPTEMBER 30,
   2005                      1,384,615   486,615
                             =========   =======

[i] Each warrant entitles the holder to purchase one common share of the Company at a purchase price of $1.00. The maximum possible cash proceeds to the Company from the exercise of the share purchase warrants and the Agents' Warrants presently outstanding is $1,384,615. These warrants expire on February 24, 2006.

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2005

[D] STOCK OPTIONS

STOCK OPTIONS                    #           $
-------------                ---------   --------
STOCK OPTIONS OUTSTANDING,
   JUNE 30, 2005             4,098,162    743,628
Stock options expired         (590,831)  (367,499)
Stock option expense                --     42,570
                             ---------   --------
STOCK OPTIONS OUTSTANDING,
   SEPTEMBER 30, 2005        3,507,331    418,699
                             =========   ========

[i] The 583,331 stock options that expired during the three-month period ended September 30, 2005 were included as part of the consideration for the acquisition of Waratah. Accordingly, the consideration associated with these options, in the amount of $367,499 was reclassified to contributed surplus when they expired.

[ii] The maximum possible cash proceeds to the Company from the exercise of the stock options presently outstanding is $4,151,750 [June 30, 2005 - $4,746,750].

[E] EXCHANGE RIGHTS

EXCHANGE RIGHTS                  #          $
---------------              ---------   -------
EXCHANGE RIGHTS
   OUTSTANDING, JUNE 30,
   2005 AND SEPTEMBER 30,
   2005                      4,000,000   388,000
                             =========   =======

\
TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2005

9. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

                                            THREE-MONTH     Three-month
                                            PERIOD ENDED    period ended
                                           SEPTEMBER 30,   September 30,
                                                2005            2004
                                                 $               $
                                           -------------   -------------
Receivables                                   130,932          103,041
Investment tax credits receivable             (50,000)         (40,000)
Research inventory                            191,843           34,742
Prepaid expenses and other assets            (290,044)        (398,103)
Deposits                                        6,762            7,786
Deferred charges                                2,208         (131,664)
Accounts payable and accrued liabilities     (958,875)         (26,887)
Deferred revenue                              (32,811)       1,037,063
Provision for facility closure                     --          (73,346)
                                             --------        ---------
                                             (999,985)        (512,632)
                                             ========        =========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                       5              590
Taxes paid                                         --               --
                                             ========        =========

10. COMMITMENTS

At September 30, 2005, the Company is committed to aggregate expenditures of $61,000 [June 30, 2005 - $61,000] under its collaboration agreements. In addition, at September 30, 2005, the Company is committed to aggregate expenditures of approximately $3,637,109 [June 30, 2005 - $2,850,449] for clinical and toxicity studies to be completed during fiscals 2006 and 2007 and approximately $47,581 [June 30, 2005 - $122,711] for manufacturing agreements.

11. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

TRANSITION THERAPEUTICS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

September 30, 2005

12. SUBSEQUENT EVENTS

Effective November 1, 2005, the Company acquired assets of Protana Inc., a private company with two operating divisions, Optimol(TM) Lead Discovery division and Proteomic Services division. The Optimol(TM) Lead Discovery division includes a patented, state-of-the-art drug discovery system that will enable the Company to identify and optimize lead compounds in considerably less time than the current industry standard. Management has determined that the Proteomic Services division is not consistent with the Company's corporate strategy and has decided to sell the assets associated with this division. Under the terms of the agreement, the net proceeds received from the sale of the assets of the Proteomic Services division will be split equally with a group of specified creditors.

Under the terms of the agreement the Company has purchased assets from Protana Inc. in exchange for $3.0 million cash, assumption of approximately $3.0 million long-term debt [U.S. $2,543,372], and two million common shares valued at $1.48 million based on the closing share price on October 31, 2005.

13. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.